EXHIBIT 12.1
UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Loss from continuing operations	$(29,909)	$(28,501)	($59,671)	($55,857)

Add (from continuing operations):
Interest on indebtedness	37,780	37,176	77,746	73,271
Portion of rents representative of the interest factor	503	469	998	974

Earnings	$8,374	$9,144	$19,073	$18,388

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness	$37,780	$37,176	$77,746	$73,271
Capitalized interest	3,488	3,329	6,092	7,276
Portion of rents representative of the interest factor	503	469	998	974

Fixed charges	41,771	40,974	84,836	81,521

Add:
Preferred stock dividend	2,327	2,372	4,695	4,751
Premium/(discount) on preferred stock repurchases	175	(25)	175	(25)
		25

Combined fixed charges and preferred stock dividend	$44,273	$43,321	$89,706	$86,247

Ratio of earnings to fixed charges	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividend	—	—	—	—
For the three months ended June 30, 2011, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $33.4 million and $35.9 million, respectively.
For the six months ended June 30, 2011, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $65.8 million and $70.6 million, respectively.
For the three months ended June 30, 2010, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $31.8 million and $34.2 million, respectively.
For the six months ended June 30, 2010, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $63.1 million and $67.9 million, respectively.